RADICA(R) GAMES LIMITED
                           ANNOUNCES LICENSE AGREEMENT
                                WITH 20Q.NET INC.


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
OCTOBER 30, 2003                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that it has entered into a licensing agreement with 20Q.net Inc. Under terms of the agreement, Radica will manufacture and sell a portable electronic game called "20Q" based on the popular web site, 20Q.net and its "artificial intelligence" version of the classic game of 20 Questions. Radica's portable game of 20Q will be distributed in the United States and Canada, and is expected to hit retail shelves in January 2004.

"An innovative electronic version of the classic 20 questions guessing game, 20Q amazes players who will want to play it over and over again," says Pat Feely, chief executive officer, Radica.

"Radica is the leader in creating fun and innovative products for consumers of all ages," says Robin Burgener, creator of 20Q and president of 20Q.net Inc. "With the portable version of 20Q, they've once again created a unique and compelling game. Radica was the best match to produce and manufacture a portable version of the 20Q game which truly captures the essence and magic of the web site."

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT 20Q.NET INC.
20Q.net Inc., located in Ottawa, Canada, is an industry leader in scaleable artificial intelligence. The 20Q.net web site, their flagship demonstration product, has a fifteen year history, learning from games played by millions of people around the world. Originally an experiment in artificial intelligence, the company has grown to be a software development firm promoting various products including brandable versions of the 20Q game for use in product promotion campaigns. The 20Q AI's psychographic profiling ability makes it an optimal and efficient data collection tool. 20Q.net Inc. is pleased to collaborate with Radica on this very exciting product launch.



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ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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